July 5, 2007

Mail Stop 4561

Howard Leventhal
President and Chief Executive Officer
USTelematics, Inc.
335 Richert Drive
Wood Dale, IL 60191

> **RE:** **USTelematics, Inc.**
> **Amendment Number 3 to Form SB-2**
> **Filed June 12, 2007**
> **File number 333-140129**

Dear Mr. Leventhal:

This is to confirm the following comments as given by telephone to Messrs. Marc J. Ross and Louis A. Brilleman of Sichenzia Ross Friedman Ference LLP by Hugh Fuller of the staff on July 5, 2007.

Form SB-2

Security Ownership of Certain Beneficial Owners and Management, page 26

1. Please update the disclosure in this section to the latest practicable date.

Part II

Exhibit 5.1, Legal Opinion of Sichenzia Ross Friedman Ference LLP

2. Please update this opinion to reflect the reduced number of shares being offered.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Marc J. Ross
       Sichenzia Ross Friedman Ference LLP
       1065 Avenue of the Americas, 21st Floor
       New York, NY 10018
       Facsimile No. (212) 930-9725